FORM 3
                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C., 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
                     Filed pursuant to Section 16(a) of the
                        Securities Exchange Act of 1934,
                           Section 17(a) of the Public
                         Utility Holding Company Act of
                          1935 or Section 30(f) of the
                         investment Company Act of 1940

1.  Name and Address of Reporting Person**

Antoine            Rick
(Last)             (First)                   (Middle)
(Street)

Salmon Arm, Box 538,  BC,  Can.    V1E 4N6
(City)
(State)                    (Zip)

2.  Date of Event Requiring Statement
(Month/Day/Year)
05/21/97

3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol
      CHANNEL i INC.  CHLI

5.  Relationship  of  Reporting  Person to Issuer
                             (Check all applicable)
  _____Director                 __X__ 10%
Owner
_____Officer                   _____ Other
(give title below)
(specifybelow)

6.  If Amendment, Date of Original


7.  Individual or Joint/Group Filling
         (Check applicable line)
 ___X_  Form  filed by One Reporting Person
 _____   Form filed by More than One Reporting Person


*If  Form  is   filed  by  more   than  one
Reporting Person, see Instruction 5(b)(v).

Table 1 - Non-Derivative Securities Beneficially Owned


1. Title of Security  2.  Amount of  3.  Ownership Form:  4. Nature of Indirect
   (Instr. 4)            Securities         Direct (D)     Beneficial  Ownership
                        Beneficially          or                (Instr. 5)
                      Owned (Instr. 4)     Indirect ( iI)


Common Shares  40,000                        Direct  N/A



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. ( Print or type Responses)

                                Page 1 of 2 Pages
                                   (cont'd.)

FORM 3(continued) Table II - Derivative Securities Beneficially Owned (eg., puts, calls, warrants, options, convertible securities)



Common Shares
6,500,000   10:1   Direct
N/A



Table II - Derivative Securities Beneficially Owned (eg., puts, calls, warrants, options, convertible securities)

1. Title of   2. Date Exercisable  3.Title and    4. Conversion or      5. Ownership Form   6. Nature of Indirect
   Derivative     and Expiration     Amount  of      Exercise Price of     of  Derivative      Beneficial Ownership
   Security            Date          Securities    Derivative  Security:    Security           (Instr.5)
Instr. 4)    (Month, Day, Year)   Underlying                            Direct (D) or
                                     Derivative                            Indirect (i)
                                                                            (Instr.5)


Date of Expiration

Anytime

Ex'rcisable Date

none

Title

Series  B  Voting
 Conv'rtible Preferred Shares

Amt. or  Number of Shares

Explanation of Responses:

Series B Voting Convertible Preferred Shares are convertible at the option of the holder into Common Shares at a rate of 10 Common Shares for each Series B Voting Convertible Preferred Share.







** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. _________________________________ May 26th, 1997. see 18 U.S.C. 1001
and 15 U.S.C. 78ff(a)

** Signature of Reporting Person Date Note: File three (3) copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Page 2 of 2 pages.